AUTOINFO, INC
6413 Congress Ave, Suite 260
Boca Raton, FL 33487
800-759-7910

July 12, 2011

United States Securities and Exchange Commission
Washington, D.C.
Attention: Mr. David R. Humphrey,
   Accounting Branch Chief

Re:	AutoInfo, Inc. Form 10-K for the fiscal year ended December 31, 2010 File No. 001-11497

Dear Mr. Humphrey:

Reference is made to the comment letter dated July 5, 2011 with respect to the above referenced filing.  This will confirm the request made by our counsel, Kenneth S. Rose, Esq. of Morse Zelnick Rose & Lander, LLP through Beverly A Singleton of your staff for an extension of time to respond to the comment letter through and including August 2, 2011.

Please do not hesitate to contact me, or our counsel, Kenneth S. Rose, Esq. (212-838-5030), with any regarding this request.

Sincerely,

/s/ William Wunderlich

William Wunderlich
Chief Financial Officer